Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of July, 2010	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

For Immediate Release

July 27, 2010

Grupo Radio Centro Reports Second Quarter and First Half 2010 Results

Mexico City, July 27, 2010 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the second quarter and first half ended June 30, 2010. All figures were prepared in accordance with the Financial Reporting Standards issued by the Mexican Board for Research and Development of Financial Information Standards.

Second Quarter Results

Broadcasting revenue for the second quarter of 2010 was Ps. 208,589,000, a 17.2% increase compared to the Ps. 177,990,000 reported for the second quarter of 2009. This increase was mainly attributable to higher advertising expenditures by the Company’s clients in Mexico during the second quarter of 2010 compared to the same period of 2009, as well as broadcasting revenue, for the full quarter, from the Los Angeles radio station, KXOS-FM, which the Company began to operate in April 15, 2009.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the second quarter of 2010 were Ps. 167,245,000, a 10.6% increase compared to the Ps. 151,161,000 reported for the second quarter of 2009. This increase was primarily due to (i) expenses incurred in connection with mass media advertising campaigns undertaken by the Company during the second quarter of 2010, (ii) higher commissions paid to the Company’s sales force due to higher broadcasting revenue in the second quarter of 2010 compared to the same period of 2009, and (iii) to higher expenses from Los Angeles for the full second quarter of 2010.

For the second quarter of 2010, the Company recorded broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 41,344,000, a 54.1% increase compared to the Ps. 26,829,000 reported for the second quarter of 2009. This increase was mainly attributable to the aforementioned increase in broadcasting revenue.

Depreciation and amortization expenses for the second quarter of 2010 were Ps. 6,145,000, a slight decrease compared to the Ps. 6,614,000 reported for the second quarter of 2009, as a result of a reduction in the amount of depreciable assets.

The Company’s corporate, general and administrative expenses were Ps. 3,779,000 in both the second quarter of 2009 and 2010.

The Company recorded operating income of Ps. 31,420,000 in the second quarter of 2010, a 91.2% increase compared to the Ps. 16,436,000 in operating income reported for the second quarter of 2009. This increase was due to increased broadcasting revenue during the second quarter of 2010 compared to the second quarter of 2009, as described above, as well as a decrease in the operating loss from radio station KXOS-FM, in Los Angeles.

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2010 Results

During the second quarter of 2010, other expenses, net, were Ps. 13,010,000, a 15.5% decrease compared to the Ps. 15,398,000 reported for the second quarter of 2009. This decrease was mainly attributable to legal expenses incurred during the second quarter of 2009 in connection with the agreements related to the Los Angeles radio station.

The Company’s comprehensive financing cost for the second quarter of 2010 was Ps. 5,480,000, compared to Ps. 24,710,000 in the second quarter of 2009. This change was primarily due to (i) a Ps. 16,030,000 loss on net foreign currency exchange in the second quarter of 2009 which was attributable to a decline in the peso value of a U.S. denominated loan from the Company to a U.S. subsidiary compared to a Ps. 425,000 loss in the second quarter of 2010, and (ii) a lower interest expense associated with the Company’s loan from Banco Inbursa, S.A. due to a reduction in interest rate since March 18, 2010 from an annual rate of 13% to an annual rate of 9.5%.

During the second quarter of 2010, the Company recorded an income before taxes of Ps. 12,930,000, compared to a loss before taxes of Ps. 23,672,000 reported for the second quarter of 2009, which was primarily attributable to the increase in broadcasting income as well as the decrease in the Company’s comprehensive financing cost and, to a lesser extent, the decrease in other expenses, net during the second quarter of 2010, and to a lower operating loss from Los Angeles, as described above.

The Company recorded income taxes of Ps. 9,809,000 in the second quarter of 2010, an increase of 112.5% compared to the Ps. 4,615,000 recorded in the second quarter of 2009. This increase was due to higher taxable income in the second quarter of 2010 than in the second quarter of 2009.

As a result of the foregoing, the Company recorded a net income for the second quarter of 2010 of Ps. 3,121,000, compared to net loss of Ps. 28,287,000 in the second quarter of 2009.

First Half Results

For the six months ended June 30, 2010, broadcasting revenue was Ps. 374,870,000, a 12.3% increase compared to the Ps. 333,781,000 reported for the same period of 2009. The increase was mainly attributable to an increase in advertising expenditures by the Company’s clients, who purchased more airtime during the first half of 2010 than the comparable period of 2009 as well as the incorporation of the Company’s Los Angeles radio station, KXOS-FM.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the first six months of 2010 were Ps. 328,028,000, a 24.6% increase compared to the Ps. 263,311,000 reported for the same period of 2009. This increase was primarily due to (i) broadcasting expenses incurred in connection with the provision of programming to KXOS-FM, beginning in April 2009, resulting in a comparison between six months for the period of 2010 and two and a half months for the same period of 2009 (ii) higher sales commissions due to the increase in broadcasting revenue, and (iii) expenses related to the Company’s mass media advertising campaigns.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the first six months of 2010 was Ps. 46,842,000, a 33.5% decrease compared to the Ps. 70,470,000 reported for the same period of 2009.

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2010 Results

Depreciation and amortization expenses for the first six months of 2010 were Ps. 12,289,000, a 6.6% decrease compared to the Ps. 13,154,000 reported for the same period of 2009. This decrease was due to a reduction in the amount of depreciable assets.

The Company’s corporate, general and administrative expenses for the first six months of 2010 were Ps. 7,557,000, the same amount reported for the same period of 2009.

As a result of the foregoing, the Company recorded operating income of Ps. 26,996,000 for the first six months of 2010, a 45.7% decrease compared to the Ps. 49,759,000 reported for the same period of 2009.

Other expenses, net, for the first six months of 2010 were Ps. 26,465,000, a 3.0% decrease compared to the Ps. 27,283,000 reported for the same period of 2009. This decrease was mainly attributable to legal expenses incurred during the second quarter of 2009 in connection with the agreements related to the Los Angeles radio station.

The Company’s comprehensive cost of financing for the first six months of 2010 was Ps. 12,840,000, compared to Ps. 25,782,000 in the same period of 2009. This change was primarily due to (i) a lower loss on net foreign currency exchange from Ps. 174,000 in the first six months of 2010 compared to a Ps. 15,241,000 loss on net foreign currency exchange attributable to a decline in the peso value of a U.S. denominated loan from the Company to a U.S. subsidiary in the second quarter of 2009.

For the first six months of 2010, the Company recorded a loss before taxes of Ps. 12,309,000 compared to a loss before taxes of Ps. 3,306,000 in the same period of 2009, mainly due to the aforementioned increase in broadcasting expenses that were partially offset by the increase in broadcasting revenue and the decrease in the Company’s comprehensive cost of financing.

The Company recorded income taxes of Ps. 12,167,000 for the first six months of 2010, compared to the Ps. 10,318,000 recorded in the same period of 2009.

As a result of the foregoing, the Company recorded a net loss of Ps. 24,476,000 in the first six months of 2010, compared to a net loss of Ps. 13,624,000 in the first six months of 2009.

Other Matters:

As of June 30, 2010, the Company’s outstanding bank debt totaled Ps. 180 million. The Company was not in compliance with one of the financial covenants of its credit facility, the fixed charges coverage ratio for the first and second quarter of 2010. The Company obtained a waiver from the lender of this non-compliance for the first and second quarter of 2010. No assurance can be made as to whether the Company will be able to comply with the fixed charges coverage ratio for the third quarter of 2010. Although the Company has obtained a waiver for its past non-compliance, the lender may not provide future waivers and could accelerate the amounts due under the loan.

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2010 Results

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, two AM stations, in Guadalajara and Monterrey, and one FM station in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, 108 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

RI Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 4910	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2010 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED BALANCE SHEETS
as of June 30, 2010 and 2009
(figures in thousands of  Mexican pesos ("Ps.") and U.S. dollars ("U.S. $") (1)

	June 30,
	2010		2009
	U.S. $(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	2,662	33,689	50,286

Accounts receivable:
Broadcasting, net	17,900	226,558	218,540
Other	665	8,414	19,060
	18,565	234,972	237,600

Prepaid expenses	7,032	89,004	118,126
Total current assets	28,259	357,665	406,012

Property and equipment, net	35,343	447,326	483,493
Prepaid expenses	0	0	73,167
Deferred charges, net	195	2,465	4,073
Excess of cost over book value of net assets of subsidiaries, net	65,488	828,863	828,863
Other assets	263	3,338	3,340
Total assets	129,548	1,639,657	1,798,948

LIABILITIES
Current:
Notes payable	5,640	71,386	32,167
Advances from customers	5,697	72,101	107,492
Suppliers and other accounts payable	5,343	67,627	84,262
Taxes payable	2,179	27,577	28,588
Total current liabilities	18,859	238,691	252,509

Long-Term:
Notes payable	8,691	110,000	160,000
Reserve for labor liabilities	5,387	68,178	62,997
Deferred taxes	1,168	14,784	3,940
Total liabilities	34,105	431,653	479,446

SHAREHOLDERS' EQUITY
Capital stock	89,313	1,130,410	1,130,410
Cumulative earnings	4,002	50,657	144,194
Reserve for repurchase of shares	3,464	43,837	43,837
Accumulated effect by conversion	(1,360)	(17,208)	0
Minority interest	24	308	1,061
Total shareholders' equity	95,443	1,208,004	1,319,502
Total liabilities and Shareholders' equity	129,548	1,639,657	1,798,948

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 12.6567 per U.S. dollar, the rate on June 30, 2010.

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2010 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
for the three-month and six-month periods ended June 30, 2010 and 2009
(figures in thousands of  Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

	2nd Quarter			Accumulated 6 months
	2010		2009	2010		2009
	U.S. $ (1)	Ps.	Ps.	U.S. $ (1)	Ps.	Ps.

Broadcasting revenue (2)	16,481	208,589	177,990	29,618	374,870	333,781
Broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses	13,214	167,245	151,161	25,917	328,028	263,311
Broadcasting income	3,267	41,344	26,829	3,701	46,842	70,470

Depreciation and amortization	486	6,145	6,614	971	12,289	13,154
Corporate, general and administrative expenses	299	3,779	3,779	597	7,557	7,557
Operating income	2,482	31,420	16,436	2,133	26,996	49,759

Other expenses, net	(1,028)	(13,010)	(15,398)	(2,091)	(26,465)	(27,283)

Comprehensive financing cost:
Interest expense	(442)	(5,592)	(8,843)	(1,044)	(13,212)	(10,736)
Interest income (2)	42	537	163	43	546	195
(Loss) on foreign currency exchange, net	(34)	(425)	(16,030)	(14)	(174)	(15,241)
	(434)	(5,480)	(24,710)	(1,015)	(12,840)	(25,782)

Income (loss) before income taxes	1,020	12,930	(23,672)	(973)	(12,309)	(3,306)

Income taxes	775	9,809	4,615	961	12,167	10,318
Net income (loss)	245	3,121	(28,287)	(1,934)	(24,476)	(13,624)

Net income (loss) applicable to:
Majority interest	245	3,119	(8,981)	(1,934)	(24,481)	5,658
Minority interest	0	2	(19,306)	0	5	(19,282)
	245	3,121	(28,287)	(1,934)	(24,476)	(13,624)

Net income per Series A Share (3)				0.014	0.1736	0.6523
Net income per ADS (3)				0.123	1.5624	5.8707
Weighted average common shares outstanding (000's) (3)					162,725	162,725

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 12.6567 per U.S. dollar, the rate on June 30, 2010.

(2)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the second quarter of 2010 and 2009 was Ps. 1,422,000 and Ps. 1,221,000, respectively. Interest earned and treated as broadcasting revenue for the six months ended June 30, 2010 and 2009 was Ps. 2,342,000 and Ps. 2,569,000, respectively.

(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V. (Registrant)

Date: July 27, 2010	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer